As filed with the U.S. Securities and Exchange Commission on or about November 12, 2026

Registration No. 333-297041

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

WILLIAM BLAIR ETF TRUST

(Exact Name of Registrant as Specified in Charter)

150 North Riverside Plaza Chicago, Illinois 60606

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 364-8000

(Name and Address of Agent for Service)	Copy to:

Lisa Rusch William Blair Investment Management, LLC 150 North Riverside Plaza Chicago, Illinois 60606	Stephanie A. Capistron, Esq. Allison M. Fumai, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment is to file the final executed Agreement and Plan of Reorganization and Liquidation and the tax opinion for the reorganization of the William Blair Emerging Markets Debt Fund with and into the William Blair Emerging Income ETF, a series of the Registrant.

The Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in the Registrant’s Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on June  25, 2026 (Accession No. 0001193125-26-2830786) are incorporated herein by reference.

Part C – OTHER INFORMATION

Item 15. Indemnification

Article VII, Section 7.5 of the Declaration of Trust of the Registrant, a Delaware statutory trust, provides for indemnification of the Trustees, officers and employees of the Registrant by the Registrant, subject to certain limitations. The Declaration of Trust of the Registrant is incorporated by reference to Exhibit (a)(2).

Each of the trustees who is not an “interested person” (as defined under the Investment Company Act of 1940) of Registrant (a “Non-interested Trustee”) has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Trustee against certain liabilities which such Trustee may incur while acting in the capacity as a trustee, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Trustee and is not affected by amendment of the Declaration of Trust. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Trustee against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant has purchased insurance policies insuring its officers and trustees against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject to certain deductibles.

The Management Agreement between the Registrant and William Blair Investment Management, LLC (the “Adviser”) provides that, in the absence of willful misfeasance, bad faith, or gross negligence in the performance of the Adviser’s obligations or duties thereunder, the Adviser shall not be liable for any error of judgment or mistake of law, or for any loss suffered by the Fund in connection with the matters to which such Agreement relates.

Section 13 of the Underwriting Agreement between the Registrant and William Blair & Company, L.L.C. (the “Distributor”) provides that the Registrant will indemnify the Distributor, its officers and directors, and any person who controls the Distributor within the meaning of Section 15 of the Securities Act of 1933 (the “Act”) against certain liabilities, subject to certain conditions. A copy of the Underwriting Agreement is incorporated by reference as Exhibit (e).

Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(a)	(a) Certificate of Trust as filed with the State of Delaware on May 13, 2026 – Incorporated by reference to the Registrant’s Registration Statement (No. 333-296583) on Form N-1A filed on June 8, 2026

(b)  Declaration of Trust dated May 12, 2026 – Incorporated by reference to the Registrant’s Registration Statement (No. 333-0296583) on Form N-1A filed on June 8, 2026

2.	By-laws dated May 12, 2026 – Incorporated by reference to the Registrant’s Registration Statement (no. 333-0296583) on Form N-1A filed on June 8, 2026

3.	Not applicable.

4.	Agreement and Plan of Reorganization and Liquidation – Filed herewith

5.	See Article V of the Declaration of Trust and Article II of the By-laws (see above)

6.

Management Agreement dated July 29, 2026 between the Registrant and William Blair Investment Management, LLC – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

7.

Underwriting Agreement dated July 29, 2026 between William Blair ETF Trust and William Blair & Company, L.L.C. – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

8.	Not applicable.

9.

Custody Agreement dated June 26, 2026 between Wiliam Blair ETF Trust and State Street Bank and Trust Company – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

10.	Distribution Plan dated July 29, 20216 - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

11.

Opinion and Consent of Dechert LLP with respect to the legality of the securities being registered – Incorporated herein by reference to Registrant’s Registration Statement on Form N-14 as filed on June 25, 2026

12.	Opinion and Consent of Dechert LLP as to tax matters – Filed herewith

13.	(a)

Transfer Agency and Service Agreement dated June 26, 2026 between State Street Bank and Trust Company and William Blair ETF Trust – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

(b)	Fee Waiver Agreement dated July 29, 2026 – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

(c)	Form of Authorized Participant Agreement - Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

(d)	Subscription Agreement dated July 13, 2026 – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A as filed on August 21, 2026

14.	(a) Consent of Independent Registered Public Accounting Firm Ernst & Young LP – Incorporated herein by reference to Registrant’s Registration Statement on Form N-14 as filed on June 25, 2026

(b) Consent of Dechert LLP – Incorporated herein by reference to Registrant’s Registration Statement on Form N-14 as filed on June 25, 2026

15.	Not applicable.

16.	Powers of Attorney – Incorporated herein by reference to the Registrant’s Registration Statement on Form N-14 as filed on June 25, 2026

17.	Wiliam Blair Funds, William Blair ETF Trust and William Blair Investment Management, LLC Code of

Ethics dated June 4, 2026 – Incorporated by reference to the Registrant’s Registration Statement (no. 333-0296583) on Form N-1A filed on June 8, 2026

Item 17. Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or part who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Chicago, and State of Illinois, on the 12th day of November, 2026.

WILLIAM BLAIR ETF TRUST

By: /s/ Lisa Rusch
Lisa Rusch, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title

/s/ Lisa Rusch	President (Principal Executive Officer)
Lisa Rusch

/s/ Cissie Citardi*	Trustee
Cissie Citardi

/s/ Vann A. Avedisian*	Trustee
Vann A. Avedisian

/s/ Kathleen T. Barr*	Trustee
Kathleen T. Barr

/s/ Michelle E. Borré Massick*	Trustee
Michelle E. Borré Massick

/s/ Daniel N. Leib*	Trustee
Daniel N. Leib

/s/ Dorri C. McWhorter*	Trustee
Dorri C. McWhorter

/s/ Steven R. Zenz*	Trustee
Steven R. Zenz

/s/ John M. Raczek	Treasurer (Principal Financial Officer, Principal Accounting Officer)
John M. Raczek

*By: /s/ Lisa Rusch
Lisa Rusch, Attorney-in-Fact

*Lisa Rusch signs this document pursuant to powers of attorney filed with Registrant’s Registration Statement on Form N-14 as filed on June 25, 2026.

EXHIBIT INDEX

Item #

4	Agreement and Plan of Reorganization and Liquidation

12	Opinion and Consent of Dechert LLP as to tax matters